Exhibit 99.04

99.04 News Release Dated March 1, 2013

INVESTOR RELATIONS CONTACT:
Craig Armitage
The Equicom Group Inc.
(416) 815-0700 ext. 278
carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: DND

CIPHER REPORTS RECORD FINANCIAL RESULTS FOR 2012

-                    Revenue increases 137%, Company records earnings of $0.10 per share -

MISSISSAUGA, Ontario, March 1, 2013 - Cipher Pharmaceuticals Inc. (TSX: DND; OTC: CPHMF) today announced its financial and operational results for the three and twelve months ended December 31, 2012.

Fiscal 2012 Highlights

•                  Net revenue of $8.5 million, an increase of 137% over 2011; Q4 2012 revenue was a quarterly record $2.9 million.

•                  Net revenue from Lipofen® increased 110% to $4.6 million.

•                  EBITDA of $3.4 million versus ($1.8) million in 2011.

•                  Net income in 2012 was $2.5 million, or $0.10 per share, compared with a loss of $2.3 million, or ($0.10) per share, in 2011; Q4 2012 net income was $1.5 million, or $0.06 per share.

•                  Cash balance increased to $15.8 million, compared with $15.1 million as at September 30, 2012 and $9.6 million at December 31, 2011.

•                  Cipher’s U.S. marketing partner, Ranbaxy Laboratories Inc., launched Absorica™ in Q4 2012.

•                  Cipher received Health Canada approval for Epuris™.

•                  Acquired the Canadian license and distribution rights for the Betesil® Patch, a novel treatment for inflammatory skin conditions such as plaque psoriasis.

“Our financial performance in 2012 was excellent, reflecting the strong growth of Lipofen and early returns from Absorica, which was introduced in the fourth quarter,” said Larry Andrews, President and CEO of Cipher. “With a full-year contribution from Absorica, the Canadian launch of the product later this year, and ongoing growth in our other products, we are well positioned to deliver continued revenue gains in 2013. We are also investing to build commercial sales and marketing capabilities in Canada both to support the Epuris launch as well as future products we plan to in-license for the Canadian market.”

Financial Review and Outlook

Net revenue for 2012 was $8.5 million, an increase of 137% compared with $3.6 million in 2011. The year-over-year change reflects the strong performance of Lipofen®, including an increase in product shipments and the achievement of a $1.0 million sales milestone. In addition, 2012 revenue reflects the additions of Absorica™ (launched in Q4 2012) and Durela® (launched in late Q1 2012). Net revenue from Lipofen® increased to $4.6 million during 2012, compared with $2.4 million in 2011. Net revenue from the Company’s extended release tramadol product (ConZip®/Durela®) was $1.4 million in 2012, compared with $0.8 million in 2011. Absorica™ contributed $2.6 million of net revenue, compared with $0.6 million in 2011, reflecting strong product sales in Q4 2012 associated with the U.S. launch.

Research and Development (R&D) expense decreased during 2012 to $1.5 million, compared with $2.2 million in 2011. Operating, General and Administrative (“OG&A”) expenses for 2012 were $3.5 million, compared to $3.2 million in 2011.

Net income in 2012 grew to $2.5 million, or $0.10 per share, compared with a net loss of $2.3 million, or ($0.10) per share, in 2011.

In Q4 2012, Cipher recorded net revenue of $2.9 million, compared with $1.0 million in Q4 2011. Net income for the three months ended December 31, 2012 was $1.5 million, or $0.06 per share, compared with a net loss of $0.5 million, or ($0.02) per share, in the same period last year.

The Company’s cash position increased at year end. As at December 31, 2012, Cipher had cash and cash equivalents of $15.8 million, compared with $15.1 million as at September 30, 2012 and $9.6 million at December 31, 2011.

For fiscal 2013, Cipher expects continued revenue growth from its currently marketed products and the introduction of Epuris™ in Canada during the second half of 2013. In particular, the Company expects the full-year contribution of Absorica™ to be a primary revenue driver.  In 2013, Cipher will be investing in commercial sales and marketing capabilities in Canada. The Company expects an increase in operating expenses of approximately $2.5 million to $3.0 million related to the launch of Epuris™ in Canada and to support other growth initiatives. In addition to one-time launch costs associated with marketing promotion and market access for Epuris™, the Company plans to deploy a 6 to 8 person field sales force in the second half of 2013. The Company expects the revenue growth in 2013 to fund the build of its commercial infrastructure.

Product Update

CIP-ISOTRETINOIN (Absorica™/Epuris™)

In November 2012, Ranbaxy Laboratories Inc., Cipher’s U.S. partner, launched Absorica™.  The combination of initial royalty revenue and the load-in of finished product inventory to support this launch resulted in very strong net revenue from the product during Q4 2012.  Revenue from Absorica™ was $2.6 million in 2012, compared to $0.6 million in 2011.

The product was also approved by Health Canada in Q4 2012 under the trade name Epuris™. The Company is preparing to launch Epuris™ by Q3-2013 and has commenced pre-commercial activities.

Lipofen®

During 2012, Kowa’s promotional effort resulted in Lipofen® monthly prescriptions and sales increasing significantly.  Cipher’s net revenue increased 110% over 2011 to $4.6 million. During 2012, Cipher achieved another contractual sales goal for the product and as a result, the royalty percentage for Lipofen® increased by three percentage points. This change was retroactive to October 2011 and resulted in a one-time catch-up payment which was recorded in Q3 2012.

CIP-TRAMADOL ER (ConZip®/Durela®)

Cipher’s extended-release tramadol was launched in the U.S. by Vertical Pharmaceuticals in September 2011 under the trade name ConZip®. Vertical’s dedicated sales force comprises approximately 60 representatives.  In Canada, Medical Futures launched the product in March 2012 under the trade name Durela®, with a dedicated sales force comprising 22 representatives. Net revenue from these products was $1.3 million in 2012, compared with $0.8 million in 2011. Subsequent to year end, Vertical expanded its sales force to 75 representatives.

Cipher is actively pursuing marketing partners for CIP-TRAMADOL ER in other territories, including Latin America.

Other Products

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. The efficacy and safety of the Betesil® Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries. Cipher is currently in discussions with Health Canada regarding the requirements of a New Drug Submission for the product.

Cipher plans to license in and/or acquire other products, with an emphasis on late-stage to commercial-stage product candidates in specialty markets for Canada, where the Company can leverage its sales and marketing capabilities.

Notice of Conference Call

Cipher will hold a conference call today, March 1, 2013, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.  A live audio webcast of the call will be available at www.cipherpharma.com. The webcast will be archived for 90 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND; OTC: CPHMF) is a growing specialty pharmaceutical company that commercializes novel formulations of successful, currently marketed molecules. Cipher’s first product is a fenofibrate formulation marketed in the United States as Lipofen®. Cipher’s second product, an extended-release tramadol, is marketed in the United States as ConZip® and in Canada as Durela®. Cipher’s third product, a novel formulation of the acne treatment isotretinoin, was approved by the FDA in May 2012 and launched in the United States in Q4 2012 as Absorica™. The product was also recently approved by Health Canada and Cipher expects to launch it as Epuris™ in Canada by Q3 2013.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Larry Andrews
Investor Relations	President and CEO
The Equicom Group	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 324
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	landrews@cipherpharma.com